Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Record Production in First Quarter, 2012;
Produces 1,072,491 oz Silver (Up 19%) and 6,321 oz Gold (Up 26%)

Final NI 43-101 Reserve and Resource Report Results in
Minor Adjustments to Reserves and Resources

Vancouver, Canada – April 11, 2012 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK)(FRANKFURT:EJD) announced today that the Company set new records for silver and gold production in the First Quarter, 2012 from the Company’s two operating silver mines in Mexico, the Guanacevi Mine in Durango State and the Guanajuato Mine in Guanajuato State.

Silver production was up 19% to 1,072,491 ounces (oz) and gold production was up 26% to 6,321 oz compared to the First Quarter 2011.  Revenues were up 39% to US$49.0 million thanks to both the higher metal production and higher realized gold prices.

Production Highlights of First Quarter 2012 (Compared to First Quarter 2011)

•	Silver production increased 19% to 1,072,491 oz
•	Gold production rose 26% to 6,321 oz
•	Silver and equivalents production escalated 21% to 1.39 million oz (at a 50:1 silver: gold ratio)

•	Revenues jumped 39% to $49.0 million on 1,100,000 silver oz sold and 7,496 gold oz sold
•	Realized silver price fell less than 1% to $33.10 per oz sold (1.4% above average price for Q1/12)
•	Realized gold price rose 20% to $1,686 per oz sold (equal to average spot price for Q1/12)
•	Metal held in inventory at quarter-end included 925,100 oz silver and 3,927 oz gold

Note:  In January and February, 2012, gold and silver prices enjoyed a significant rebound from their lows in December, 2011.  Endeavour therefore elected to sell most of the precious metal inventory it accumulated in Q4, 2011 in order to capture the higher gold and silver prices.   However, gold and silver prices corrected sharply once again in March 2012 so Endeavour management once again chose to accumulate its precious metal production in Q1, 2012 rather than sell at depressed prices.  Management plans to monitor precious metal prices closely and sell some (or all) of the silver and gold inventory at appropriately higher metal prices, or if the need arises for more cash.

Production Table for First Quarter 2012

Mine	Tonnes Produced	Tonnes per day	Grade Ag g/t	Grade Au g/t	Recovery Ag %	Recovery Au %	Silver Oz	Gold Oz
Guanacevi	98,963	1,087	292	0.60	78.2	85.3	726,697	1,620
Guanajuato	94,796	1,042	163	2.10	69.5	73.6	345,794	4,701
Consolidated	193,759	2,129	229	1.33	75.2	76.2	1,072,491	6,321

Godfrey Walton, President and COO, stated, “Endeavour’s two mining operations have enjoyed a good start to 2012 with record silver and gold production in the First Quarter.  As a result, the Company is well on the way to achieving its 2012 production guidance of 4.3 million oz silver and 26,000 oz gold.  The 2012 organic expansion programs at both mines are now underway with plant throughputs expected to increase 60% by year-end at Guanajuato and 20% by mid-year at Guanacevi.”

“At the end of Q1, 2012, the new 115 kva state power line into Guanacevi was connected and energized to the mine and plant.  As a result, the Company should enjoy some reduction in operating costs as the electrical generators currently being leased will no longer be needed, and there should be far fewer electrical brown-outs and related pump failures at the mines.  The new dry stack tailings facility will also be connected and commissioned this month thanks to the new power supply.”

“At Guanajuato, the Lucero South ramp connected with the Lucero Main mine workings during the First Quarter, which should facilitate accelerated mine development and production from the Lucero vein going forward.  Mine development continues to open up the Daniela and Karina veins for increasing production throughout the year in order to fill the newly expanded plant.”

Final NI 43-101 Reserve and Resource Report

Endeavour has received its final NI 43-101 reserve and resource report to December 31, 2011 and filed it on SEDAR.  Some final adjustments were made to the reserve and resource estimates at Guanajuato by the report authors from Micon International Limited.

The net effect is that the proven reserves at Guanajuato were reduced by 25,700 oz silver and 100 oz gold, the indicated resources at Guanajuato were expanded by 3,026,200 oz silver and 24,200 oz gold, and the inferred resources at Guanajuato were expanded by 192,900 oz silver and 3,900 oz gold.  The revised final tables of reserves and resources are appended below.

Godfrey Walton, M.Sc., P. Geo., the President and COO for Endeavour, is the Qualified Person who reviewed this news release and oversaw the mining operations.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

Contact Information - For more information, please contact Hugh Clarke Toll free at 877-685-9775, or tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com, website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2011, including revenue, cash cost and capital cost forecasts, silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Reserves and Resources (as of December 31, 2011)
Reserves Proven & Probable
Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Proven
Guanacevi	773,000	304	0.65	7,555,500	16,200
Guanajuato	337,000	189	2.41	2,019,700	26,000
Total Proven	1,110,000	268	1.18	9,575,200	42,200
Probable
Guanacevi	799,000	231	0.39	5,935,400	10,100
Guanajuato	179,000	225	2.63	1,297,200	15,200
Total Probable	978,000	230	0.80	7,232,600	25,300
Total Proven & Probable	2,088,000	250	1.01	16,807,800	67,500

Resources Measured & Indicated
Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Measured
Guanajuato	258,000	177	2.51	1,470,900	20,800
Total Measured	258,000	177	2.51	1,470,900	20,800
Indicated
Guanacevi	2,849,000	217	0.42	19,922,300	38,800
Guanajuato	2,539,000	161	2.20	13,154,500	179,600
San Sebastian	307,000	199	0.55	1,968,000	5,400
Total Indicated	5,695,000	191	1.22	35,044,800	223,800
Total Measured & Indicated	5,953,000	191	1.28	36,515,700	244,600

Resources Inferred
Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Guanacevi	2,013,000	217	0.40	14,050,900	26,200
Guanajuato	1,858,600	164	1.91	9,779,600	114,100
San Sebastian	354,000	211	0.52	2,404,100	5,900
Total Inferred	4,225,600	193	1.08	26,234,600	146,200

Silver-Gold-Lead-Zinc Resources (as of December 31, 2010)
Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Pb %	Zn%
Resources Indicated
Parral	1,631,000	49	0.90	2,589,900	47,200	2.87	2.86
Total Indicated	1,631,000	49	0.90	2,589,900	47,200	2.87	2.86

Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Pb %	Zn%
Resources Inferred
Guanacevi	307,000	98	0.10	962,900	1,000	1.73	3.32
Parral	1,303,000	63	0.88	2,658,900	36,900	2.55	2.28
Arroyo Seco	738,000	220	0.07	5,220,000	1,700	0.65	0.18
Total Indicated	2,348,000	117	0.52	8,841,800	39,600	1.85	1.76

Notes:
1. Reserve cut-off at Guanacevi is 158 g/t Ag
2. Reserve cut-off at Guanajuato is 111 g/t Ag
3. Mining width is 2.0 meters
4. Dilution is 15% after it has been diluted to a minimum mining width if required
5. Resource cut-off for the Guanacevi and Guanajuato projects is 100 Ag eq
6. Reserve and Resource Silver equivalent is 55:1 for Silver to Gold
7. At the Parral project a cut-off using NSR of $40 is used with the prices listed below
8. The cut-off used for Arroyo Seco was 100 g/t Ag

Net Smelter Return (NSR) Cut-off Parameters for the Parral Project
Description	Parameter
Gold Price	US $1,000 per oz
Silver Price	US $16 per oz
Lead Price	US $0.65 per lb
Zinc Price	US $0.65 per lb
Gold Recovery (Overall)	75%
Silver Recovery (Overall)	71%
Lead Recovery (Overall)	80%
Zinc Recovery (Overall)	74%
Smelter Terms	Based on generic contract